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                            March 8, 2021

       David Michels
       Chief Financial Officer
       Kinder Morgan, Inc.
       1001 Louisiana Street , Suite 1000
       Houston, Texas 77002

                                                        Re: Kinder Morgan, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 5,
2021
                                                            File No. 001-35081

       Dear Mr. Michels:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Note 17 - Leases, page 129

   1. We note that your revenues associated with leasing services represent about 11% of your consolidated revenues
for the year ended December 31, 2020, as disclosed in your tabular presentation of
revenues disaggregated by revenue source on page 123. If you are a lessor in the underlying
transactions, please provide the disclosures required by ASC 842-30-50.
 David Michels
Kinder Morgan, Inc.
March 8, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 with any questions.



FirstName LastNameDavid Michels                           Sincerely,
Comapany NameKinder Morgan, Inc.
                                                          Division of
Corporation Finance
March 8, 2021 Page 2                                      Office of Energy &
Transportation
FirstName LastName